U.S. SECURITIES AND EXCHANGE COMMISSION
                                        WASHINGTON, D.C. 20549
                                              FORM U-9C-3




                                QUARTERLY REPORT PURSUANT TO RULE 58 OF
                            THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                          For the quarterly period ended June 30, 1997










                                     GPU, Inc. (File No. 074-     )
                                 (Name of Registered Holding Company)

                              100 Interpace Parkway, Parsippany, NJ 07054
                               (Address of Principal Executive Offices)

                                  GPU, Inc.


                   Quarterly Report Pursuant to Rule 58 of
               the Public Utility Holding Company Act of 1935

             For the quarterly period ended  June 30, 1997



                              Table of Contents

 Item
  No.                             Title                                Page

  1       Organization Chart                                             1

  2       Issuances and Renewals of Securities and
          Capital Contributions                                          3

  3       Associate Transactions                                         4

  4       Summary of Aggregate Investment                                7

  5       Other Investments                                              8

  6       Financial Statements and Exhibits:

              A - Financial Statements                                   9

              B - Exhibits                                               9

              C - Certificate of GPU, Inc.                              10

          Signature                                                     11




 Note: All dollar amounts shown in this Form U-9C-3 are expressed in thousands except for the amounts presented in the financial statements (Exhibit A), which are expressed in whole dollars.

Item 1 - Organization Chart
                                                     ITEM 1 - ORGANIZATION CHART


                                                   Energy (ERC)
                                                   or Gas (GRC)        Date of      State of    Percentage of Voting   Nature of
               Name of Reporting Company          Related Company   Organization Organization    Securities Held **     Business
         GPU, Inc. (a)

         GPU Advanced Resources, Inc. (New)             ERC           09/13/96     Delaware            100.0%              (b)

         GPU International, Inc. (a)

         Elmwood Energy Corporation                     ERC           02/13/87     New Jersey          100.0             (c),(d)
           Prime Energy Limited Partnership             ERC           05/08/86     New Jersey           50.0               (d)
         Camchino Energy Corporation                    ERC           04/26/89     Delaware            100.0             (c),(d)
           OLS Power Limited Partnership                ERC           08/02/89     Delaware              1.0               (c)
             OLS Acquisition Corporation                ERC           05/03/89     Delaware            100.0               (c)
               OLS Energy - Chino                       ERC           08/08/84     California          100.0               (d)
               OLS Energy - Camarillo                   ERC           08/08/84     California          100.0               (d)
               OLS Energy - Berkeley                    ERC           09/05/85     California          100.0                *
         Geddes Cogeneration Corporation                ERC           03/23/89     New York            100.0             (c),(d)
           Onondaga Cogeneration Limited
            Partnership                                 ERC           06/08/88     New York             50.0               (d)
         EI Selkirk, Inc.                               ERC           10/31/94     Delaware            100.0               (c)
          Selkirk Cogeneration Partners
           Limited Partnership                          ERC           06/06/90     Delaware             19.2               (d)
         NCP Energy, Inc.                               ERC           11/21/89     California          100.0             (c),(d)
           Syracuse Orange Partners L.P.                ERC           04/02/91     Delaware              4.9               (c)
             Project Orange Associates L.P.             ERC           05/12/88     Delaware              4.4               (d)
         New Lake Corporation (New)                     ERC           01/02/97     Florida                -                (c)
         NCP Lake Power, Inc.                           ERC           05/23/91     Delaware            100.0             (c),(d)
         NCP New York, Inc.                             ERC           07/09/93     Delaware            100.0                *
         NCP Brooklyn Power, Inc.                       ERC           07/09/93     Delaware            100.0                *
         NCP Gem, Inc.                                  ERC           05/23/91     Delaware            100.0               (c)
           Lake Investment, L.P.                        ERC           05/23/91     Delaware            100.0               (c)
             Lake Cogen, Ltd.                           ERC           03/13/91     Florida              49.9               (d)
         NCP Pasco, Inc.                                ERC           05/23/91     Delaware            100.0               (c)
         NCP Dade Power, Inc.                           ERC           05/23/91     Delaware            100.0             (c),(d)
           Dade Investment, L.P.                        ERC           05/23/91     Delaware            100.0               (c)
             Pasco Cogen, Ltd.                          ERC           03/13/91     Florida              49.9               (d)
         NCP Houston Power, Inc.                        ERC           12/02/93     Delaware            100.0             (c),(d)
         NCP Perry, Inc.                                ERC           12/02/93     Delaware            100.0               (c)
           Mid-Georgia Cogen, L.P.                      ERC           12/03/93     Delaware            100.0               (d)
         EI Services, Inc.                              ERC           10/07/93     Delaware            100.0               (d)
         NCP Ada Power, Inc.                            ERC           07/31/93     California          100.0                *
         Umatilla Groves, Inc.                          ERC           06/17/92     Delaware            100.0                *
         Armstrong Energy Corporation                   ERC           07/14/88     New Jersey          100.0                *
           AEC/REF Fuel, Limited Partnership            ERC           12/22/89     Pennsylvania        100.0                *
         EI Fuels Corporation                           ERC           08/09/90     Delaware            100.0               (e)

                                                                 1
                                                                                         2

                                    ITEM 1 - ORGANIZATION CHART (Continued)


       *  Inactive.
      **  Sets forth the percentage of voting securities held directly or indirectly by GPU, Inc.
          or GPU International, Inc., as applicable.
      (a) These GPU system companies hold securities directly or indirectly in the energy-related companies set below their names.  GPU International, Inc. is a wholly owned subsidiary of GPU, Inc.
      (b) This subsidiary was formed to engage in energy services and retail energy sales.
      (c) These energy-related companies hold securities in other energy-related companies.
      (d) These subsidiaries participate in some or all aspects of promoting, developing, owning, managing and/or operating qualifying facilities, as defined in the Public Utility
          Regulatory Policies Act of 1978.
      (e) This subsidiary provides fuel management services.


                            Narrative Description of Activities for Reporting Period


      GPU Advanced Resources, Inc. - In March 1997, GPU, Inc. purchased all of the outstanding common stock of GPU Advanced Resources, Inc. (GPU AR), a wholly owned subsidiary, for one-hundred dollars.  In June 1997, GPU, Inc. made an additional capital contribution of $400 thousand to GPU AR.  GPU AR was formed to engage in energy services and retail energy sales.

      New Lake Corporation - In June 1997, GPU International, Inc. (GPUI) sold to New Lake
      Corporation an option, which GPUI held, to acquire a 50% limited partnership interest in Lake Cogen, Ltd. in consideration of a $10 million promissory note issued to GPUI.
      New Lake Corporation subsequently exercised that option.









                                                                 2

Item 2- Issuance and Renewals of Securities and Capital Contributions

                      ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS


                                 Type of     Principal                               Company to     Collateral    Consideration
                                Security     Amount of    Issue or  Cost of        whom Security    Given with      Received
 Company Issuing Security       Issued       Security     Renewal   Capital         was Issued       Security     for Each Security
GPU Advanced Resources, Inc.  Common Stock   Less than $1   Issue      N/A    GPU, Inc.                 None     N/A
New Lake Corporation          Note           $10,000        Issue      10% *  GPU International, Inc.   None     Option to acquire
                                                                                                                  a 50% partnership
                                                                                                                  interest in Lake
                                                                                                                  Cogen, Ltd.



                                  Company Contributing                     Company Receiving                    Amount of Capital
                                        Capital                                  Capital                           Contribution
                              GPU, Inc.                                GPU Advanced Resources, Inc.                   $   400







   *  Annualized rate.


Note:  The information provided in Item 2 presents the activities of the reporting period only.











                                                                 3

Item 3 - Associate Transactions Part I

                                             ITEM 3 - ASSOCIATE TRANSACTIONS

Part I - Transactions Performed by Reporting Companies on Behalf of Associate Companies


                                                                                                                        Total
        Reporting Company                          Associate Company                                                    Amount
       Rendering Services                          Receiving Services                   Types of Services Rendered      Billed
   EI Services, Inc.                  Mid-Georgia Cogen, L.P.                      Construction and operations          $
                                                                                   management

   NCP Houston Power, Inc.            Mid-Georgia Cogen, L.P.                      Accounting and administration

   NCP Lake Power, Inc.               Lake Cogen, Ltd.                             Accounting, administration and
                                                                                   operations and maintenance (O&M)
                                                                                   management

   NCP Dade Power, Inc.               Pasco Cogen, Ltd.                            Administration and O&M management

   Geddes Cogeneration Corporation    Onondaga Cogeneration Limited Partnership    Accounting, administration and
                                                                                   O&M management

   Camchino Energy Corporation        OLS Energy - Chino                           Accounting, administration and
                                                                                   O&M management

   Camchino Energy Corporation        OLS Energy - Camarillo                       Accounting, administration and
                                                                                   O&M management

   Elmwood Energy Corporation         Prime Energy Limited Partnership             Accounting and administration




   Notes:  The information provided in Item 3 presents the activities of the reporting period only.
           The amounts required under the caption "Total Amount Billed" are being filed pursuant to request for confidential treatment.

          The amounts shown under the caption "Total Amount Billed" represent negotiated contractual rates billed in accordance with the applicable service contracts filed under Item 6.




                                                                 4

Item 3 - Associate Transactions Part II

                                       ITEM 3 - ASSOCIATE TRANSACTIONS (Continued)


Part II - Transactions Performed by Associate Companies on Behalf of Reporting Companies


                                                                                                                           Total
        Associate Company                         Reporting Company                                                        Amount
       Rendering Services                         Receiving Services                   Types of Services Rendered          Billed
   GPU International, Inc.           Prime Energy Limited Partnership             O&M management                          $

   GPU International, Inc.           EI Services, Inc.                            Construction and operations
                                                                                  management for Mid-Georgia
                                                                                  Cogen, L.P.

   GPU International, Inc.           NCP Houston Power, Inc.                      Accounting and administration for
                                                                                  Mid-Georgia Cogen, L.P.

   GPU International, Inc.           NCP Lake Power, Inc.                         Accounting, administration and O&M
                                                                                  management for Lake Cogen, Ltd.

   GPU International, Inc.           NCP Dade Power, Inc.                         Administration and O&M management
                                                                                  for Pasco Cogen, Ltd.

   GPU International, Inc.           Geddes Cogeneration Corporation              Accounting and administration for
                                                                                  Onondaga Cogeneration Limited
                                                                                  Partnership

   GPU International, Inc.           Camchino Energy Corporation                  Accounting and administration for
                                                                                  OLS Power Limited Partnership



   Notes:  The information provided in Item 3 presents the activities of the reporting period only.
           The amounts required under the caption "Total Amount Billed" are being filed pursuant to request for confidential treatment.

           The amounts shown under the caption "Total Amount Billed" include overhead charges applied, at a rate of 208%, to employee salaries billed for services rendered, except in the case of services performed for NCP Energy, Inc. in respect of Project Orange
           Associates L.P. (POA), for which a 120% overhead charge is applied.  In addition, a 10%
           overhead charge is applied to certain administrative expenses related to POA.  No capital costs were charged.

                                                                 5



                                       ITEM 3 - ASSOCIATE TRANSACTIONS (Continued)


Part II - Transactions Performed by Associate Companies on Behalf of Reporting Companies (Continued)


                                                                                                                           Total
        Associate Company                         Reporting Company                                                        Amount
       Rendering Services                         Receiving Services                   Types of Services Rendered          Billed
   GPU International, Inc.           Camchino Energy Corporation                  Accounting, administration and O&M      $
                                                                                  management for OLS Energy - Chino

   GPU International, Inc.           Camchino Energy Corporation                  Accounting, administration and O&M
                                                                                  management for OLS Energy -
                                                                                  Camarillo

   GPU International, Inc.           Elmwood Energy Corporation                   Accounting and administration for
                                                                                  Prime Energy Limited Partnership

   GPU International, Inc.           NCP Energy, Inc.                             Accounting and administration for
                                                                                  Syracuse Orange Partners L.P. and
                                                                                  Project Orange Associates L.P.



   Notes:  The information provided in Item 3 presents the activities of the reporting period only.
           The amounts required under the caption "Total Amount Billed" are being filed pursuant to request for confidential treatment.

           The amounts shown under the caption "Total Amount Billed" include overhead charges applied, at a rate of 208%, to employee salaries billed for services rendered, except in the case of services performed for NCP Energy, Inc. in respect of Project Orange
           Associates L.P. (POA), for which a 120% overhead charge is applied.  In addition, a 10%
           overhead charge is applied to certain administrative expenses related to POA.  No capital costs were charged.









                                                                 6

Item 4 - Summary of Aggregate Investment

                                              ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT


      Investments in energy-related companies:
         Total average consolidated capitalization as of June 30, 1997                   $7,255,154               Line 1
            Total capitalization multiplied by 15% (line 1 multiplied by 0.15)            1,088,273               Line 2
            Greater of $50 million or line 2                                                         $1,088,273   Line 3

            Total current aggregate investment:
            (categorized by major line of energy-related business)
                Ownership and operation of qualifying facilities (Category VIII)             10,000
                Energy services and retail energy sales (Category V)                            400
                Fuel management services (Category IX)                                          -
                Operations and maintenance services (Category VII)                              -

                     Total current aggregate investment                                                  10,400   Line 4

            Difference between the greater of $50 million or 15% of capitalization and the total aggregate investment of the registered holding company
                  system (line 3 less line 4)                                                        $1,077,873   Line 5




      Notes: The caption "Total average consolidated capitalization" includes total common equity, preferred equity
             (including amounts due within one year), long-term debt (including amounts due within one year) and short-term debt.

             The caption "Total current aggregate investment" includes all amounts invested or committed to be invested in energy-related companies on or after the date of effectiveness of Rule 58 (March 24, 1997), for which there is recourse, directly or indirectly, to GPU, Inc. or any subsidiary company thereof.













                                                                 7

Item 5 - Other Investments


                                            ITEM 5 - OTHER INVESTMENTS


                                        Aggregate Investment Prior    Change in Investments
Major Line of Energy-Related Business   to Effectiveness of Rule 58  During Reporting Period  Reason for Change in Investments
Ownership and operation of qualifying
  facilities (Category VIII)                    $129,132                    $ 10,000          In 1997, GPU International, Inc.
                                                                                              (GPUI) sold to New Lake Corporation
                                                                                              an option, which GPUI held, to
                                                                                              acquire a 50% limited partnership
                                                                                              interest in Lake Cogen, Ltd. in
                                                                                              consideration of a $10 million
                                                                                              promissory note issued to GPUI.

Energy services and retail energy
  sales (Category V)                                -                            400          In March 1997, GPU, Inc. purchased
                                                                                              all of the outstanding common stock
                                                                                              of GPU Advanced Resources,
                                                                                              (GPU AR), a wholly owned subsidiary
                                                                                              for one-hundred dollars.  In June
                                                                                              1997, GPU, Inc. made an additional
                                                                                              capital contribution of $400 thousand
                                                                                              to GPU AR.

Fuel management services (Category IX)              *                            -            No change.

Operations and maintenance
  services (Category VII)                           *                            -            No Change.




*  The amounts invested in such energy-related companies, which are immaterial, have subsequently been reinvested, and are included in "Ownership and operation of qualifying facilities
   (Category VIII)."


   Note:  The caption "Aggregate Investment Prior to Effectiveness of Rule 58" includes all amounts invested or committed to be invested in energy-related companies prior to the date of effectiveness of Rule 58 (March 24, 1997), for which there is recourse, directly or indirectly, to GPU, Inc. or any subsidiary company thereof.



                                                                 8

                   ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS


 A.  Financial Statements

   A-1 Financial statements of GPU Advanced Resources, Inc. for the quarter ended June 30, 1997.

   A-2 Financial statements of Elmwood Energy Corporation for the quarter ended June 30, 1997 - filed pursuant to request for confidential treatment.

   A-3 Financial statements of Camchino Energy Corporation for the quarter ended June 30, 1997 - filed pursuant to request for confidential treatment.

   A-4 Financial statements of Prime Energy Limited Partnership for the quarter ended June 30, 1997 - filed pursuant to request for confidential treatment.

   A-5 Financial statements of Geddes Cogeneration Corporation for the quarter ended June 30, 1997 - filed pursuant to request for confidential treatment.

   A-6 Financial statements of Onondaga Cogeneration Limited Partnership for the quarter ended June 30, 1997 - filed pursuant to request for confidential treatment.

   A-7 Financial statements of NCP Energy, Inc. for the quarter ended June 30, 1997 - filed pursuant to request for confidential treatment.

   A-8 Financial statements of NCP Lake Power, Inc. for the quarter ended June 30, 1997 - filed pursuant to request for confidential treatment.

   A-9 Financial statements of NCP Dade Power, Inc. for the quarter ended June 30, 1997 - filed pursuant to request for confidential treatment.

   A-10 Financial statements of NCP Houston Power, Inc. for the quarter ended June 30, 1997 - filed pursuant to request for confidential treatment.

   A-11 Financial statements of Mid-Georgia Cogen, L.P. for the quarter ended June 30, 1997 - filed pursuant to request for confidential treatment.

   A-12 Financial statements of EI Services, Inc. for the quarter ended June 30, 1997 - filed pursuant to request for confidential treatment.

   Note: Financial statements of EI Fuels Corporation have been omitted since at June 30, 1997 it did not have any material assets, liabilities or income.


 Exhibits

 B.  Contracts Required by Item 3

   B-1 Contract between EI Services, Inc. and Mid-Georgia Cogen, L.P. to provide construction and operations management services - filed pursuant to request for confidential treatment.

 Exhibits

 B.  Contracts Required by Item 3 (Continued)

   B-2 Contract between NCP Houston Power, Inc. and Mid-Georgia Cogen, L.P. to provide accounting and administrative services (included in partnership agreement) - filed pursuant to request for confidential treatment.

   B-3 Contract between NCP Lake Power, Inc. and Lake Cogen, Ltd. to provide accounting, administrative and operations and maintenance (O&M) management services (included in partnership agreement) - filed pursuant to request for confidential treatment.

   B-4 Contract between NCP Dade Power, Inc. and Pasco Cogen, Ltd. to provide administrative and O&M management services (included in partnership agreement) - filed pursuant to request for confidential treatment.

   B-5 Contract between Geddes Cogeneration Corporation and Onondaga Cogeneration Limited Partnership to provide accounting, administrative and O&M management services (included in partnership agreement) - filed pursuant to request for confidential treatment.

   B-6 Contract between Camchino Energy Corporation and OLS Power Limited Partnership to provide accounting and administrative services (included in partnership agreement) - filed pursuant to request for confidential treatment.

   B-7 Contract between Camchino Energy Corporation and OLS Energy - Chino to provide accounting, administrative and O&M management services - filed pursuant to request for confidential treatment.

   B-8 Contract between Camchino Energy Corporation and OLS Energy - Camarillo to provide accounting, administrative and O&M management services - filed pursuant to request for confidential treatment.

   B-9 Contract between Elmwood Energy Corporation and Prime Energy Limited Partnership to provide accounting and administrative services (included in partnership agreement) - filed pursuant to request for confidential treatment.

   B-10 Contract between GPU International, Inc. (formerly Energy Initiatives, Inc.) and Prime Energy Limited Partnership to provide O&M management services - filed pursuant to request for confidential treatment.

   B-11 Contract between GPU International, Inc. (formerly Energy Initiatives, Inc.) and Onondaga Cogeneration Limited Partnership to provide O&M management services - filed pursuant to request for confidential treatment.

   Note: Services rendered by GPU International, Inc. to EI Services, Inc.,
         NCP Houston Power, Inc., NCP Lake Power, Inc., NCP Dade Power, Inc., Geddes Cogeneration Corporation, Camchino Energy Corporation, Elmwood Energy Corporation and NCP Energy, Inc. are provided pursuant to oral arrangements and no written agreements exist.

 C.  Certificate of GPU, Inc.

                                    SIGNATURE


     The undersigned registered holding company has duly caused this quarterly report to be signed on its behalf by the undersigned officer thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935.




                               GPU, INC.


 September 12, 1997
                               By /s/ F. A. Donofrio
                                  F. A. Donofrio, Vice President
                                  and Comptroller

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